Exhibit 99.1

MHG – Adjustment  To Conversion Price  Of Convertible Bond (ISIN NO0010679152)

Further to the Marine Harvest share trading on the Oslo Stock Exchange ex. a NOK 1.10 dividend, in the form of a repayment of paid-in capital, as from the 31st of October, the conversion price of the Company's EUR 350 million convertible bond (ISIN NO0010679152) has been adjusted.

The new conversion price is EUR 8.8716.

This information is subject of the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act